The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  Computershare Investor Services Inc. or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered shareholders.  Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those shares and should follow the instructions of such nominee in order to deposit their shares.

LETTER OF TRANSMITTAL
to accompany certificates for
common shares of

UNBRIDLED ENERGY CORPORATION

This Letter of Transmittal is for use by registered holders ("Unbridled Shareholders") of common shares ("Unbridled Shares") of Unbridled Energy Corporation ("Unbridled") in connection with the proposed arrangement under Section 288 of the Business Corporations Act (British Columbia) ("Arrangement") involving Altima Resources Ltd. (“Altima”), that is being submitted for approval at the special meeting of Unbridled Shareholders to be held on February 5, 2010 (“Meeting”).  Unbridled Shareholders are referred to the Notice of Meeting and Management Information Circular dated December 29, 2009 (“Circular”) prepared in connection with the Meeting that accompanies this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Arrangement is anticipated to close in February, 2010.  Reference should be made to the Circular for more information regarding the expected timing for completion of the Arrangement.  On the Effective Date, Unbridled Shareholders (other than Dissenting Shareholders and Altima) will be entitled to receive, in exchange for each one Unbridled Share, one common share of Altima (“Altima Shares”).

In order to receive the appropriate number of Altima Shares that an Unbridled Shareholder is entitled to receive under the Arrangement, Unbridled Shareholders are required to deposit the original certificates representing their Unbridled Shares with Computershare Investor Services Inc. (the “Depositary”) at the address specified below.  This Letter of Transmittal, properly completed and duly signed, together with all other required documents, must accompany all certificates for Unbridled Shares deposited for payment of the consideration pursuant to the Arrangement.

Unbridled Shareholders who do not deliver their Unbridled Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive Altima Shares for their Unbridled Shares.

TO:

COMPUTERSHARE INVESTOR SERVICES INC., at the office set out herein

AND TO:

ALTIMA RESOURCES LTD.

AND TO:

UNBRIDLED ENERGY CORPORATION

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal.  Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery.  If Unbridled Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner.  See Instruction 2.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Unbridled Shares, details of which are as follows:

Certificate Number(s)	Name(s) in Which Unbridled Shares are Registered	Number of Unbridled Share(s) Represented by Certificate

TOTAL:

NOTE:  Please print or type.  If space is insufficient, please attach a list to this Letter of Transmittal in the above form.

It is understood that, upon receipt by the Depositary of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Unbridled Shares deposited herewith (the "Deposited Shares") and following the Effective Date of the Arrangement, the Depositary will deliver to the undersigned certificates representing the Altima Shares that the undersigned is entitled to receive under the Arrangement, or hold such shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Unbridled Shares represents and warrants in favour of Unbridled and Altima that: (i) the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of any mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such Deposited Shares and that, when the consideration is paid, none of Unbridled and Altima, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares.  These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all other authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal will survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder will be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Altima and the Depositary to mail the certificate(s) representing the Altima Shares that the undersigned is entitled to receive under the Arrangement representing payment for the Deposited Shares promptly on or after the Effective Date, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for Altima Shares for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the central securities register of Unbridled.

It is understood that under no circumstances will interest accrue or be paid on the consideration payable in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Unbridled Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et Ies destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente Iettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A DELIVERY INSTRUCTIONS o ISSUE ALTIMA SHARES IN THE NAME OF (please print or type):

BOX B
SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Altima Shares to which the undersigned is entitled under the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

o Same address as Box A; or

(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone – Business Hours)
(Social Insurance Number, Social Security Number or Tax Identification Number)

BOX C – SPECIAL PICK-UP INSTRUCTIONS

HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY BELOW:
(TICK ONE BOX)

o

AT 510 BURRARD STREET, 2ND FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA

or

o

AT 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA

BOX D
DELIVERY INSTRUCTIONS
(in the event the Arrangement is not completed)

TO BE COMPLETED BY ALL UNBRIDLED SHAREHOLDERS BY SELECTING ONE BOX BELOW

o

Mail certificate(s) to (please fill in address for mailing):

OR
o Hold certificate(s) for pick-up at the office of the Depositary listed in Box C

BOX E – SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3):	BOX F - SIGNATURE Dated: __________________________
Authorized Signature	Signature of Unbridled Shareholder or authorized representative
Name of Guarantor (please print or type)	(Signature of any joint holder)
(Street Address and Number)	(Name of Shareholder)
(City and Province or State)	(Name of Authorized Representative)
(Country and Postal (Zip) Code)	(Telephone – Business Hours)
(Telephone – Business Hours)

INSTRUCTIONS

1.

Use of the Letter of Transmittal

(a)

Unbridled Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Unbridled Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Unbridled Shares and all other required documents is at the option and risk of the Unbridled Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary.  Unbridled recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.  Unbridled Shareholders whose Unbridled Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Unbridled Shares.  Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)

Altima reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.

Signatures

This Letter of Transmittal must be completed and signed by the holder of Unbridled Shares or by such holder's duly authorized representative (in accordance with paragraph 4 of these Instructions).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing Altima Shares is to be issued to a person other than the registered owner(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

3.

Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Unbridled Shares or if the payment is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).  An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  Unbridled, Altima or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.

Delivery Instructions

All certificate(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “A” (unless Box “B” has been checked).  If any certificate(s) are to be held for pick-up at the offices of the Depositary, complete Box “C”.  If neither Box “A” nor Box “B” is completed, any new certificate(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the central securities register of Unbridled.  Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.

Lost Certificates

If a certificate representing Unbridled Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary.  The Depositary will respond with replacement requirements (which may include bonding requirements) for payment of the consideration in accordance with the Arrangement.

7.

Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Unbridled Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “D”, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the central securities register of Unbridled.

8.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Unbridled Shares, additional certificate numbers and number of Unbridled Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

If Unbridled Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits of Unbridled Shares will be accepted.

(d)

Additional copies of the Circular and the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.  The Circular and the Letter of Transmittal are also available under Unbridled’s profile at www.sedar.com.

(e)

Any questions should be directed to the Depositary at 1.800.564.6253 or by e-mail to corporateactions@computershare.com.

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON  M5C 3H2
Attention:  Corporate Actions

By Registered Mail, Hand or by Courier

Toronto:	Vancouver:
100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions

Inquiries:

Toll Free: 1.800.564.6253 (North America)
Telephone: 1.514.982.7555 (Overseas)
E-Mail:  corporateactions@computershare.com